                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2001


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is Cenargo International Plc's quarterly report for the period ended June 30, 2001 containing a Management's Discussion and Analysis of Financial Condition and
Results of Operation and Unaudited Consolidated Financial
Statements.














































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













                    CENARGO INTERNATIONAL PLC
                        QUARTERLY REPORT
                          JUNE 30, 2001

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS



GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended June 30, 2001 compared to three months ended
June 30, 2000.

Operating Revenues

Operating Revenues increased in the third quarter ended June 30, 2001 (the '2001 quarter') by pounds sterling 3.7 million to pounds sterling 29.4 million compared to pounds sterling 25.7 million in the third quarter ended June 30, 2000 (the '2000 quarter'). This increase includes a pounds sterling 3.8 million increase in charter hire income, a pounds sterling 1.5 million decrease in ferry service income and a pounds sterling 1.4 million increase in logistic and other income. The increase in charter hire income is mainly attributable to the two RoPax vessels time chartered to Norfolk Line (Maersk) since their delivery in 2000.

The reduction in ferry service income is mainly attributable to the inclusion of pounds sterling 1.4 ($2 million) in the 2000 quarter relating to the court case against the Spanish government. The increase in logistics revenues is mainly due to the increased volume of business.

Operating Expenses

Vessel and other operating costs increased in the 2001 quarter by pounds sterling 0.5 million to pounds sterling 20.5 million compared to pounds sterling 20.0 million in the 2000 quarter. This mainly reflects the saving from having purchased Lagan Viking and Mersey Viking rather than time chartering them as previously less the additional operating costs of the two new vessels time chartered to Norfolk Line (see above)

Depreciation increased in the 2001 quarter by pounds sterling 0.8 million to pounds sterling 2.4 million compared to pounds sterling 1.6 million in the 2000 quarter. This is mainly attributable to depreciation on the Lagan and Mersey Viking purchased in March 2001.

General administrative expenses for the 2001 quarter increased by pounds sterling 0.2 million to pounds sterling 2.2 million compared to pounds sterling 2.0 million in the 2000 quarter primarily due to inflationary increases.

Primarily as a result of these developments total operating expenses increased by pounds sterling 1.5 million to pounds sterling 25.0 million for the 2001 quarter compared to pounds sterling 23.5 million for the 2000 quarter.

Net Operating Income

As a result of the foregoing factors net operating income increased by pounds sterling 2.2 million to pounds sterling 4.4 million for the 2001 quarter compared to pounds sterling 2.2 million for the 2000 quarter.

Other Income/ Expenses

Interest expense was pounds sterling 3.9 million in the 2001 quarter compared to pounds sterling 3.0 million in the 2000 quarter. The increase is principally due to the financing relating to the purchase of the Lagan and Mersey Viking.

Net Loss

As a result of the foregoing the net result increased by pounds sterling 0.9 million to pounds sterling 0.4 million for the 2001 quarter compared to a loss of pounds sterling 0.5 million for the 2000 quarter. EBITDA generated was pounds sterling 7.3 million for the 2001 quarter compared to pounds sterling 4.3 million for the 2000 quarter.

Nine months ended June 30, 2001 compared to nine months ended
June 30, 2000.

Operating Revenues

Operating revenues increased in the nine months ended June 30, 2001 (the '2001 period') by pounds sterling 13.4 million to pounds sterling 89.1 million compared to pounds sterling 75.7 million in the nine months ended June 30, 2000 (the '2000 period'). Increase comprises a pounds sterling 11.4 million increase in charter hire revenues, a pounds sterling 3.0 million decrease in ferry service revenues and a pounds sterling 4.9 million increase in logistics and other revenues.

The increase in charter hire revenues is mainly attributable to the time charter of both Northern Merchant and Midnight Merchant to Norfolk Line (Maersk) since delivery of the vessels in 2000.

The reduction in ferry service revenues is after taking into account inclusion in the 2000 period of approximately pounds sterling 5.5 million of compensation and late delivery claims. Ferry service revenues after taking this into account therefore increased by approximately pounds sterling 2.5 million reflecting increased volumes and rates on both the Irish Sea and Ferrimaroc services. The increase in logistics' revenues is due to increased levels of business.

Operating Expenses

Vessel and other operating costs increased in the 2001 period by pounds sterling 11.7 million to pounds sterling 67.9 million compared to pounds sterling 56.2 million in the 2000 period. This mainly reflects the operating costs of Northern Merchant and Midnight Merchant time chartered to Norfolk Line, increased ferry and logistics business, savings from having purchased the Lagan Viking and Mersey Viking in March 2001 rather than time chartering them as previously.

Depreciation for the 2001 period has increased by pounds sterling
1.3 million to pounds sterling 6.2 million compared to pounds sterling 4.9 million in the 2000 period. This is mainly attributable to the purchase of the Lagan Viking and Mersey Viking and capital costs relating to the Northern Merchant and Midnight Merchant. Amortisation of dry-docking and special survey costs for the 2001 period increased by pounds sterling 0.2 million to pounds sterling 1.1 million compared to pounds sterling 0.8 million in the 2000 period. This was mainly due to the higher dry-docking costs.

General administrative expenses for the 2001 period decreased by pounds sterling 0.5 million to pounds sterling 6.2 million compared to pounds sterling 6.7 million in the 2000 period mainly reflecting staff rationalisation.

Foreign exchange gain for the 2001 period has increased by pounds sterling 0.5 million to pounds sterling 0.9 million compared to a gain of pounds sterling 0.4 million in the 2000 period. The majority of the gain represents unrealised non-cash losses on re-translation of monetary sterling based assets and liabilities within the US Dollar reporting subsidiary companies.

Primarily as a result of these developments the total operating expenses increased by pounds sterling 12.3 million to pounds sterling 81.4 million for the 2001 period compared to pounds sterling 69.1 million for the 2000 period.

Net Operating Income

As a result of the foregoing factors, net operating income increased by pounds sterling 1.1 million to pounds sterling 7.7 million for the 2001 period compared to pounds sterling 6.6 million for the 2000 period.

Other Income/Expenses

Interest expense increased by pounds sterling 1.1 million to pounds sterling 10.2 million for the 2001 period compared to pounds sterling 9.1 million for the 2000 period mainly as a result of the financing of the Lagan Viking and the Mersey Viking. The breakage costs on termination of capital leases in the 2000 period relate to the termination of capital leases for the vessels River Lune and Saga Moon which were purchased by the Company in October 1999 from escrowed funds.

Net Loss

As a result of the foregoing net loss decreased by pounds sterling 0.4 million to a net loss of pounds sterling 1.5 million for the 2001 period compared to pounds sterling 1.9 million for the 2000 period. EBITDA generated was pounds sterling 15.8 million for the 2001 period compared to pounds sterling 13.2 million for the 2000 period.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at June 30, 2001 was pounds sterling
24.7 million compared to pounds sterling 25.0 million at June 30, 2000. The decrease of pounds sterling 0.3 million is represented by a net loss for the twelve months of pounds sterling 0.9 million less a cumulative translation adjustment of pounds sterling 0.6 million.

Long term debt at June 30, 2001 mainly consists of pounds sterling 125.3 million of 9% First Priority Ship Mortgage Notes and pounds sterling 37.0 million mainly relating to the purchase of the Lagan Viking and Mersey Viking in March 2001.

At June 30, 2001 the Company had cash and cash equivalents of pounds sterling 8.0 million compared with pounds sterling 7.2 million at June 30, 2000. The Company had free cash at June 30,
2001 of pounds sterling 4.9 million.

Taxation

The UK Treasury published the Finance Bill in April 2000, including the proposed UK tonnage tax regime. The bill became law in early August 2000.


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

The tonnage tax regime will allow UK shipping companies to elect to pay corporate tax based on a nominal profit derived from the net tonnage of its ships. Non shipping activities will be "ring fenced" and taxed as before, based on taxable net income. The regime is intended to promote the UK shipping industry and its competitive position.

Cenargo has elected to enter the tonnage tax regime from October 1, 2002. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability (pounds sterling 7.5 million at June 30, 2001) will be extinguished over a seven year period at approximately 15% per annum from October 1, 2002.

SEGMENT ANALYSIS

Irish Sea

The quarter's results showed significant improvement mainly due to the purchase of the two vessels, previously chartered as the Belfast Liverpool route. The group also reduced the number of its vessels on the Belfast Heysham route, by not renewing one of its chartered in vessels. This was done as a precautionary measure in the light of the outbreak of foot and mouth disease.

Volumes were as follows:

ETUs
               BELFAST      DUBLIN       DUBLIN       BELFAST
               HEYSHAM      HEYSHAM      LIVERPOOL    LIVERPOOL

Apr              9,192        4,965         9,143        10,590
May              9,770        5,246         9,953        11,980
June             9,603        5,648         9,085        11,243
                28,565       15,859        28,181        33,813

Even after taking into account the reduction of one ship volumes across all routes were 6% ahead of the same quarter last year.

Despite the significant increase in capacity on Irish Sea routes rates remain stable for the time being.

The Liverpool river berth is now under construction and the first head should be completed during Quarter 1, 2002. The Liverpool Belfast service will be switched onto this first head as son as it is completed enabling the two vessels on the service to round trip daily rather than on alternate days as at present. This will increase available capacity on the route and improve vessel utilisation.

The second head should be completed early in Quarter 2, 2002. The
Liverpool Dublin service will be switched onto this head, enabling much later evening departure times from Liverpool. This will be attractive to customers and thereby provide further competitive advantage.

Ferrimaroc

Ferrimaroc had a further quarter better than budget. Market share during the quarter was approximately 37% for passengers and cars and almost 100% for freight. The size of the passenger and car market continues to increase at a rate of almost 30% per annum.

The summer pooling arrangements as outlined in the Quarter 2 report are now implemented and being adhered to by all parties.

Logistics

Logistics continues to progress and had recently won a further large contract for the pick and pack and distribution of a large UK based wine club. This will be handled from a rented warehouse in the Midlands of the UK. Other significant new contracts are being negotiated currently.

EUROPEAN MONETARY UNION - EURO

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.





































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

           Unaudited Consolidated Statements of Income

             Three Months Ended June 30, 2001, 2000
               (Expressed in pounds sterling 000)

                                         2001          2000

Operating revenues
Charterhire income                       3,838             -
Ferry service income (3b)               20,933        22,469
Logistics and other income               4,609         3,248
                                      --------      --------
                                        29,380        25,717
                                      --------      --------

Operating expenses
Vessel and other operating costs        20,489        19,971
Depreciation                             2,371         1,596
Amortisation of drydocking                 213           231
Goodwill amortisation                      296           291
General and administrative exps          2,178         1,960
Foreign exchange (gain)/ loss             (529)         (500)
                                      --------      --------
                                        25,018        23,549
                                      --------      --------
Operating income                         4,362         2,168

Other income (expense)
Interest income                            112           140
Interest expense                        (3,850)       (2,987)
Gain (loss) on disposal of assets            9             1
                                      --------      --------
                                        (3,729)       (2,846)
                                      --------      --------
Profit/Loss before income taxes            633          (678)
Income taxes                              (182)          171
Minority Interests                           -           (15)
                                      --------      --------
Net Profit/(Loss)                          451          (522)
                                      --------      --------

Additional financial information
EBITDA (note 4)                          7,253         4,287
EBITDA to interest expense, net           1.9x          1.5x









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

           Unaudited Consolidated Statements of Income

              Nine Months Ended June 30, 2001, 2000
               (Expressed in pounds sterling 000)

                                         2001           2000

Operating revenues
Charterhire income                      11,451             -
Ferry service income (3b)               62,432        65,373
Logistics and other income              15,229        10,330
                                      --------      --------
                                        89,112        75,703
                                      --------      --------
Operating expenses
Vessel and other operating costs        67,929        56,219
Depreciation                             6,201         4,881
Amortisation of drydocking               1,079           847
Goodwill amortisation                      888           852
General and administrative exps          6,175         6,716
Foreign exchange (gain)/ loss             (876)         (413)
                                      --------      --------
                                        81,396        69,102
                                      --------      --------
Operating income                         7,716         6,601

Other income (expense)
Interest income                            419           404
Interest expense                       (10,222)       (9,117)
Breakage costs on termination
  of capital leases                          -          (776)
Gain on disposal of assets                 (65)           56
                                      --------      --------
                                        (9,868)       (9,433)
                                      --------      --------

Loss before income taxes                (2,152)       (2,832)
Income taxes                               700           972
Minority Interests                           -           (47)

Net Loss                                (1,452)       (1,907)
                                      --------      --------
Additional financial information
EBITDA (note 4)                         15,819        13,237
EBITDA to interest expense, net
  (excluding capital lease
  breakage costs)                         1.6x          1.5x

              Unaudited Consolidated Balance Sheets

                    As of June 30, 2001, 2000
               (Expressed in pounds sterling 000)

                                         2001             2000

Assets
Current assets
Cash and cash equivalents                4,917         5,058
Cash held in escrow and blocked
  deposits                               3,125         2,183
Trade accounts receivable               21,649        19,329
Other receivables                        1,455         1,323
Inventories                              1,103         1,218
Prepaid expenses and accrued income      4,300         1,947
                                      --------      --------
                                        36,549        31,058

Land and buildings                      11,767        12,027
Vessels and equipment                  137,237        90,994
Vessels under construction                   -        24,589
Loans to joint ventures                  3,078         2,613
Other investments                            1           351
Goodwill, net                           19,847        20,079
Deferred charges, net                    7,374         5,646
Pension fund debtor                      3,467         3,408
                                      --------      --------
Total assets                           219,320       190,765

Liabilities and shareholders' equity
Current liabilities

Current maturities of long-term debt     4,647           922
Capital lease obligations                  677           373
Trade accounts payable                   7,741         6,691
Accrued expenses                         6,750         5,189
Accrued interest - ship mortgage notes     661           469
Other creditors                          3,296         1,745
                                      --------      --------
                                        23,772        15,389
                                      --------      --------
Long-term liabilities
Long-term debt                          36,985        25,632
Ship mortgage notes                    125,312       114,157
Capital lease obligations                  728         1,958
Other creditors                            327         1,138
Deferred taxation                        7,502         7,485
                                      --------      --------
Total liabilities                      194,626       165,759
                                      --------      --------


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

Shareholders' equity
Share capital                               14            14
Accumulated other comprehensive income:
  cumulative translation adjustment     (1,994)       (2,548)
Retained earnings                       26,674        27,540
                                      --------      --------
Total shareholders' equity              24,694        25,006
                                      --------      --------
Total liabilities and shareholders'
  equity                               219,320       190,765
                                      --------      --------

         Unaudited Consolidated Statements of Cash Flows

              Nine Months Ended June 30, 2001, 2000
               (Expressed in pounds sterling 000)

                                         2001           2000

Operating Activities
Net income (loss)                       (1,452)       (1,907)
Amortisation of drydocking
  and deferred charges                   1,079           847
Amortisation of ship mortgage
  notes discount                           128           128
Depreciation                             6,073         4,881
(Gain) loss on disposition of
  fixed assets                              65           (56)
Foreign exchange adjustment             (1,314)        1,571
Goodwill amortisation                      888           852
(Increase) decrease in pension debtor        -          (104)
(Increase) decrease in trade debtors    (2,077)          565
(Increase) decrease in other debtors       120        2,394
(Increase) decrease in stock               (76)          (32)
(Increase) decrease in prepayments
  and accrued income                     2,706        (1,379)
Increase (decrease) in trade
  creditors                              1,575           353
Increase (decrease) in other
  creditors                             (1,530)       (1,721)
Increase (decrease) in
  accrued expenses                         849        (2,821)
Increase (decrease) in deferred
  tax liability                         (3,187)         (773)
                                      --------      --------
Net cash (used) in operating
  activities                             3,847         2,798
                                      --------      --------
Investing activities
Additions to vessels and equipment     (44,508)         (961)
Additions to vessels under construction      -       (13,330)
Additions to land and buildings              -        (3,864)
Purchase of subsidiary companies,
  net of cash acquired                     (30)      (23,263)
Proceeds from sale of capital assets       358        29,122
                                      --------      --------
                                       (44,180)      (12,296)
                                      --------      --------
Financing activities
Proceeds from long-term debt            42,211        11,295
Repayment of long-term debt             (1,829)      (28,765)
Due to joint ventures                      212           470
Repayments of capital leases              (612)       (8,811)


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

Proceeds from capital leases                 -           269
Deferred charges paid                   (1,644)          186
                                      --------      --------
                                        38,338       (25,356)
                                      --------      --------
Net increase (decrease) in cash
  and cash equivalents                  (1,995)      (34,854)
Cash and cash equivalents at
  beginning of period                   10,037        42,095
                                      --------      --------
Cash and cash equivalents
  at end of period                       8,042         7,241
                                      --------      --------

      Notes to Unaudited Consolidated Financial Statements

                       June 30, 2001, 2000


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the nine months ended June 30, 2001 and 2000. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine months ended June 30, 2001 and 2000 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholder's equity

                           CUMULATIVE    ORDINARY
                           TRANSLATION   SHARE        RETAINED
                           ADJUSTMENT    CAPITAL      EARNINGS
                           (in pound     (in pound    (in pound
                           sterling)     sterling)    sterling)
Balance at
  September 30, 1999             260          13       29,447

Net income (loss)             (2,288)          -       (1,907)
                            --------    --------      -------
Balance at June 30, 2000       2,548          13       27,540
                            ========    ========      =======
Balance at
  September 30, 2000          (2,643)         13       28,126

Net income (loss)                649           -       (1,452)
                            --------    --------      -------

Balance at June 30, 2001      (1,994)         13       26,674
                            ========    ========      =======





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

3.  Contingent liabilities and assets

    (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

    (b) The Company has entered a claim for damaged in the amount of Spanish Pesetas 3,800,000 against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company continues to pursue the case. The Company under an agreement with the Spanish Government has received two billion pesetas on delivery of RoPax three and four as partial settlement of the claim.

4.  Segment Information

    The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: Irish Sea Ferries, Ferrimaroc, Logistics and Other Activities shipowning and chartering less corporate. Corporate includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of pounds Sterling.

                                                         SHIPOWNING &
                    IRISH                                CHARTERING
                    SEA                     LOGISTICS    LESS
                    FERRIES    FERRIMAROC   AND OTHER    CORPORATE    TOTAL

Three Months to
  June 30, 2001
Revenue            19,256       1,677        4,609       3,838      29,380
EBITDA              6,342        (525)         391       1,045       7,253
Tangible fixed
  assets          124,212      10,473        5,200       9,119     149,004
Capital
  expenditure         441           -           60           -         501

Three months to
  June 30, 2000
Revenue            21,251       1,218        3,248           -      25,717
EBITDA              4,416        (674)         335         210       4,287
Tangible fixed
  assets          104,800      10,735        6,179       7,535     129,249
Capital
  expenditure         936           -            -           -         936

Nine months to
  June 30, 2001
Revenue            57,115       5,316       15,229      11,452      89,112
EBITDA             12,761        (696)       1,201       2,553      15,819
Capital
  expenditure      44,320           -          188           -      44,508

Nine months to
  June 30, 2000
Revenue            61,837       3,536       10,330           -      75,703
EBITDA             14,507      (1,334)         559        (495)     13,237
Capital
  expenditure      12,532           -        4,665           -      17,197

EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of pounds Sterling:

                               Three months        Nine months
                               Ended June 30       Ended June 30

                             2001      2000      2001      2000

EBITDA                      7,253    4,287    15,819    13,237
Reconciling items:
Depreciation               (2,371)  (1,596)   (6,201)   (4,881)
Amortisation of goodwill     (296)    (291)     (888)     (852)
Amortisation of drydocking   (213)    (231)   (1,079)     (847)
Net interest expense       (3,738)  (2,847)   (9,803)   (9,489)
                           ------   ------    ------    ------
Profit/(Loss) income
  before income taxes         633     (678)   (2,152)   (2,832)
                           ------   ------    ------    ------

                   FLEET LIST AT JUNE 30, 2001

VESSEL NAME           VESSEL TYPE CAPACITY     BUILT      FLAG


MERCHANT BRAVERY        C      RoRo       40 cars       1978  Bahamas
                                          100 trailer
                                          units

MERCHANT BRILLIANT      C      RoRo       40 cars       1979  Bahamas
                                          100 trailer
                                          units

MERCHANT VENTURE        C      RoRo       55 trailer    1979  British
                                          units               (Isle
                                                              of Man)

RIVER LUNE              C      RoRo       49 cars       1983  Bahamas
                                          93 trailer
                                          units

SAGA MOON               C      RoRo       50 cars       1984  British
                                          72 trailer          (Gibraltar)
                                          units

MISTRAL                 C      Passenger/
                               Car        2,386         1981  Bahamas
                               Ferry      passengers
                                          700 cars

SCIROCCO                C      Passenger/
                               Car        1,315         1974  Bahamas
                               Ferry      passengers
                                          296 cars
                                          30 trailer units

DAWN MERCHANT           C      RoPax      250           1998  British
                                          passengers          (Isle of Man)
                                          136 trailer
                                          units

BRAVE MERCHANT          C      RoPax      250           1999  British
                                          passengers          (Isle of Man)
                                          136 trailer
                                          units

NORTHERN MERCHANT*             RoPax      250           2000  British
                                          passengers
                                          136 trailer
                                          units

MIDNIGHT MERCHANT*             RoPax      250           2000  British
                                          passengers
                                          136 trailer
                                          units

LAGAN VIKING                   RoPax      330           1997  Italian
                                          passengers
                                          180 trailer
                                          units

MERSEY VIKING           RoPax             330           1997  Italian
                                          passengers
                                          180 trailer
                                          units


C    Collateral vessel securing 9% Ship Mortgage Notes
*    Operated under an operating lease.

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  October 16, 2001               By: /s/ Michael Hendry
                                       ________________________
                                       Michael Hendry
                                       Chairman


































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02442003.AB0